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Buckreef Resource-Geology Model Update

FOR IMMEDIATE RELEASE August 1, 2019

TORONTO, August 1, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company”) Board of Directors is pleased to announce the start of a geophysical survey at the Buckreef Property. This survey will help complete the Company's new Resource-Geology Model.

Geophysical Survey

Exploration Geophysics Pty Ltd has arrived on site and has commenced down-the-hole wireline geophysical surveys of holes drilled earlier this year. This will be done by using a probe with Induced Polarization and Electromagnetic sensors that feed a continuous stream of data on resistivity and chargeability of the host rocks to a truck on surface. This data will then be analyzed and will assist identification and/or correlation of different rock units and shear structures between the various drill-holes and thus also provide potential targets for follow up in-fill drilling.

The initial phase of the geophysical survey is based on 10 holes with a survey length of about 3,620m. The Company expects that additional holes will be surveyed in Phase Two. The actual number of surveyed holes will also depend on accessibility as some might have collapsed after the drill rods were pulled out. Pictures of the current geophysical activity can be found on the Company's website.

New Resource-Geological Model

The data from the geophysical survey will assist the Company in completing its Resource-Geology Model. This model will be a state-of-the-art interpretation of the principal geological elements that carry gold mineralization and the key structures that are important in the distribution of gold along an estimated strike length of 1,200m of the Buckreef mineral occurrence. The model will extend from surface to depths that are in some locations several hundred meters below the pit bottom of the current open pit as reported in the Pre-Feasibility Report by Virimai Projects and published in June 2018.

The geological and structural information arising from the geophysical surveys will also be used to facilitate definition of hard wireframes that are necessary in order to do Resource Estimations. All Resource Estimations released by the Company on the Buckreef Project to date are based on a model initially developed by Venmyn Deloitte.

This model is divided into nine domains. The wireframes for these domains were designed to be mineralization envelopes largely unconstrained by geological or structural limitations. There is a total of 22 sub-domains in the Venmyn Deloitte model. In general, the gold assay data of the sub-domains are statistically distinct from the population of the main domains. The Company expects that the wireframes in the new Geological-Resource model will be closely linked to the geological information in the model.

Database

At the time that the Company acquired the Buckreef Property (encompassing Buckreef, Tembo, Bingwa & Buziba Prospects) it also acquired a significant database of assays and drill logs from such predecessor companies as IAMGold and others. In total this historical database came from over 8,700 exploration holes that amounted to 202,000m of RC drilling and 28,000m of diamond drilling. For the initial Mineral Resource definition, the RC and Diamond Core drill-hole database was interrogated and verified by Venmyn Deloitte and more recently by Virimai

On the Buckreef Prospect itself, the Company has assembled a large database that contains gold assays as well as geological information from over 892 Holes (137509.95m). In addition to gold assays the database also has geological information such as rock types, alteration type, amount of sulphide and structural information such as the presence of shear zones. All this information is being used to put together the new Resource-Geology model. Drilling of Phase II diamond drill holes is continuing on the property.

Next Step

Upon completion of Phase II drilling the Company will be making a decision on whether or not to scope out a Phase III drilling program. The objectives of Phase III would most likely be to drill high priority targets that maybe generated by the geophysical survey; and to initiate drilling into the Ultra Deep. As previously stated by the Company, drilling in Phase II has been aimed at identifying the continuation of in-pit mineralization 150m to 200m below the bottom of the open pit. Phase III would test the possibilities that gold mineralization continues to much deeper levels below the bottom of the open pit.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements”  within  the  meaning  of  the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.